





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68659

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hannon Armstrong Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1906 Towne Centre Blvd, Suite 370
(No. and Street)

Annapolis, MD 21401
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Carolyn J Kasky, 410-571-6181
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

1775 Tysons Blvd	Tysons	Virginia	22102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Carolyn J Kasky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hannon Armstrong Securities, LLC, as of March 24, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Commonwealth of Pennsylvania - Notary Seal
JOSEPH FLAHERTY - Notary Public
Bucks County
My Commission Expires October 16, 2024
Commission Number 1299136

Carolyn J Kasky
Signature

CFO, Financial and Operations Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HANNON ARMSTRONG
SECURITIES, LLC
MEMBER FINRA AND SIPC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

Hannon Armstrong Securities, LLC
For the Year Ended December 31, 2020
With Report of Independent Registered Public Accounting Firm

Hannon Armstrong Securities, LLC

Financial Statements and Supplementary Information

For the Year Ended December 31, 2020

Contents

Report of Independent Registered Public Accounting Firm



Ernst & Young LLP
1775 Tysons Blvd
Tysons, VA

Tel: +1 703 747 1000
Fax: +1 703 747 0100
ey.com

Report of Independent Registered Public Accounting Firm

To the Member of Hannon Armstrong Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hannon Armstrong Securities, LLC (the Company) as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

We have served as the Company's auditor since 2011.

March 24, 2021

Financial Statements and Related Notes

Hannon Armstrong Securities, LLC

Statement of Financial Condition

December 31, 2020

Assets

Cash and cash equivalents	$ 2,970,202
Accounts receivable	1,220
Prepaid expenses	3,941
Other assets	6,812
Total assets	$ 2,982,175

Liabilities and member's equity

Accounts payable and accrued expenses	$ 45,348
Other liabilities	5,387
Total liabilities	50,735
Member's equity	2,931,440
Total liabilities and member's equity	$ 2,982,175

See accompanying notes.

Hannon Armstrong Securities, LLC

Statement of Operations

For the Year Ended December 31, 2020

Revenue:	
Advisory fees	$ 5,619,073
Placement fees	345,281
Total revenues	5,964,354
Expenses:	
Consulting services	122,901
General and administrative – related party	92,278
General and administrative	6,168
Regulatory expenses	20,723
Total expenses	242,070
Net income	$ 5,722,284

See accompanying notes.

Hannon Armstrong Securities, LLC

Statement of Changes in Member's Equity

Balance, December 31, 2019	$	321,167
Capital contributions		87,989
Distribution to Member		(3,200,000)
Net income		5,722,284
Balance, December 31, 2020	$	2,931,440

See accompanying notes.

Hannon Armstrong Securities, LLC

Statement of Cash Flows

For the Year Ended December 31, 2020

Operating activities	
Net income	$ 5,722,284
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization expense	13
Related party expenses (See Note 4)	87,989
Changes in operating assets and liabilities:	
Accounts receivable	1,450
Prepaid expenses	156
Accounts payable and accrued expenses	(7,613)
Net cash provided by operating activities	5,804,279
Financing activities	
Capital distribution	(3,200,000)
Net cash used in financing activities	(3,200,000)
Increase in cash, cash equivalents, and restricted cash	2,604,279
Cash, cash equivalents, and restricted cash at beginning of year	367,497
Cash, cash equivalents, and restricted cash at end of year	$ 2,971,776

See accompanying notes.

Hannon Armstrong Securities, LLC

Notes to Financial Statements

December 31, 2020

1. Background

Hannon Armstrong Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulation Authority ("FINRA") effective February 1, 2011. The Company, which was formed on July 22, 2008, is a Maryland limited liability company and is wholly-owned by HAT Holdings I, LLC ("Member"), which is a wholly owned subsidiary of Hannon Armstrong Capital, LLC (collectively referred to as the "Parent").

The Company's principal business involves providing advisory services to clients seeking financing for infrastructure projects.

2. Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of financial statements in accordance with U.S. GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue for financial advisory provided to customers in accordance with ASC 606. For the year ended December 31, 2020, the Company recognized revenue for certain structured transactions in the amount of $5,619,073.

The Company also received placement fees for certain property assessed clean energy ("PACE") and other transactions where the Company is the named Placement Agent. The total revenue recognized in 2020 for those services was $345,281.

Cash and Cash Equivalents

Cash and cash equivalents include unrestricted cash and short-term cash investments with original maturity of three months or less at the date of purchase.

Restricted Cash

Restricted cash includes cash and cash equivalents set aside primarily to support certain regulatory compliance activities on behalf of the Company's registered representatives. Restricted cash is reported as part of other assets in the Statement of Financial Condition. As of December 31, 2020, the Company had restricted cash of $1,575.

Accounts Receivable

Accounts receivable represent outstanding balances from customers. The Company provides for an allowance for doubtful accounts based on estimates of uncollectible accounts under ASC Topic 326 Financial Instruments – Credit Losses ("Topic 326"). Beginning January 1, 2020, we determine our allowance based on the current expectation of credit losses over the contractual life of our receivables as required by Topic 326 as discussed within "Recently Issued Accounting Pronouncements" below.

As of December 31, 2020, the Company had outstanding accounts receivable of $1,220. There is no allowance for doubtful accounts as of December 31, 2020.

Prepaid Expenses

We have recorded a prepaid expense of $3,941 associated with certain email archiving services as well as the 2021 FINRA registration renewal fees.

Income Taxes

No provision has been made for federal and state income taxes since the income, if any, from Company's operations is included in the tax returns of the Member. Franchise and other taxes paid to state authorities are recorded as general and administrative expense on the Statement of Operations when incurred. We have no income tax examinations in progress and none are expected at this time, although 2016 through 2019 are open. The Company does not have any uncertain tax positions as of December 31, 2020.

COVID-19

The COVID-19 global pandemic has brought forth uncertainty and disruption to the global economy. To the extent COVID-19 continues to cause dislocations in the global economy, our financial condition, results of operations, and cash flows may be adversely impacted.

Recently Issued Accounting Pronouncements

Credit Losses

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses-Measurement of Credit Losses on Financial Instruments. Topic 326 significantly changes how entities will recognize and measure credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. Topic 326 replaces the "incurred loss" approach under existing guidance with an "expected loss" model for instruments measured at amortized cost and require entities to record allowances for expected losses from available-for-sale debt securities rather than reduce the amortized cost, as currently required. It also simplifies the accounting model for purchased credit-impaired debt securities and loans. Topic 326 was effective for fiscal years beginning after December 15, 2019 and has been adopted through a cumulative effect adjustment to retained earnings as of January 1, 2020. The adoption of this standard did not have a material impact on our financial statements.

Other accounting standards updates issued before March 24, 2021 and effective after December 31, 2020 are not expected to have a material effect on our Statement of Financial Condition, Statement of Operations, Statement of Changes in Member's Equity or the Statement of Cash Flows.

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 12 to 1. In addition, it also provides that equity capital may not be withdrawn or cash dividends paid if the resulting indebtedness to net capital ratio would exceed 10 to 1. As of December 31, 2020, the Company had net capital of $2,924,703 which exceeded required net capital by $2,919,703 and the Company's indebtedness to net capital ratio was 0.01 to 1.

4. Related-Party Transactions

The Company has entered into an Expense Sharing and Administrative Services Agreement (the Agreement) with the Parent. Pursuant to this Agreement, the Parent provides management services and other support costs to the Company. These services and costs, primarily payroll and benefits, rent, and other shared services, are allocated and charged to the Company based on estimates of time spent by key personnel and other rational allocation methods and are recorded as "General and administrative – related party" expenses on the Statement of Operations. If the Parent is not reimbursed, the amounts are recorded as capital contributions to the Company by the Parent.

During the year ended December 31, 2020, capital contributions were made to the Company by the Parent in the amount of $87,989 related to expenses paid by the Parent on behalf of the Company. The $92,278 of general and administrative expense sharing costs with the Parent

includes cash rent payments by the Company in the amount of $4,276. There were no outstanding general and administrative expenses due to the Parent as of December 31, 2020.

Further, as discussed in Footnote 2, the Company received advisory fees for performing certain structured transactions throughout the year ended December 31, 2020. During the year, the Company performed such services to an entity in which the Parent owns an equity interest. The Company recognized $2,912,160 in Advisory fees within the Statement of Operations for the services performed.

5. Operating Leases

The company is the sublessee to one sublease for office space that extends through March 31, 2022 that qualifies as an operating lease. The minimum rental payments for the sublease are as follows:

Year	Minimum Rental Payments
2021	4,404
2022	1,109
Total	**5,513**

6. Subsequent Events

The Company evaluated subsequent events through March 24, 2021, the date the financial statements were issued. The Company has determined there are no material events or transactions that would affect their financial statements or require disclosure in their financial statements.

Supplementary Information

Hannon Armstrong Securities, LLC

Schedule I – Computation of Net Capital

December 31, 2020

Computation of net capital

Member's Equity	$ 2,931,440
Less: Deductions and/or Other Charges	
Non-Allowable Assets	(6,737)
Net Capital	2,924,703
Minimum Net Capital Required	5,000
Excess Net Capital	$ 2,919,703

Computation of aggregate indebtedness

Total aggregate indebtedness	$ 29,234
Ratio of Aggregate Indebtedness to Net Capital	0.01

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2020, filed on January 27, 2021.

Hannon Armstrong Securities, LLC

Schedule II - Computation for Determination of Reserve Requirements

Statement Pursuant to SEC Rule 17a-5(d)

December 31, 2020

The Company does not claim an exemption under paragraph (k) of Rule 15c3-3 of the Securities Exchange Act of 1934. Rather, the Company relies on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 as a Non-Covered Firm.

Hannon Armstrong Securities, LLC

Schedule III – Information Relating to Possession or Control of Securities

Statement Pursuant to SEC Rule 17a-5(d)

December 31, 2020

The Company does not claim an exemption under paragraph (k) of Rule 15c3-3 of the Securities Exchange Act of 1934. Rather, the Company relies on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 as a Non-Covered Firm.



HANNON ARMSTRONG
SECURITIES, LLC
MEMBER FINRA AND SIPC

Hannon Armstrong, LLC Exemption Report
For the most Recent Fiscal Year ended December 31, 2020

Hannon Armstrong Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Hannon Armstrong Securities, LLC (SEC 8-68659)

I, Carolyn J Kasky, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Carolyn J Kasky

Title: FINOP, CFO and CCO

March 24, 2021



Ernst & Young LLP
1775 Tysons Blvd
Tysons, VA

Tel: +1 703 747 1000
Fax: +1 703 747 0100
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of Hannon Armstrong Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which Hannon Armstrong Securities, LLC (the Company) stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3.

(2) The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) effecting securities transactions via subscriptions; and (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year ended December 31, 2020 without exception.

Management is responsible for compliance with 17 C.F.R. § 240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

March 24, 2021


Ernst & Young LLP
1775 Tysons Blvd
Tysons, VA

Tel: +1 703 747 1000
Fax: +1 703 747 0100
ey.com

**Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures**

To the Board of Directors and Management of Hannon Armstrong Securities, LLC:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors, management of Hannon Armstrong Securities, LLC (the Company), and the Securities Investor Protection Corporation (SIPC), as set forth in the Series 600 Rules of SIPC, solely to assist the specified parties in evaluating the Company's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2020. The Company's management is responsible for the Company's compliance with those requirements. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries.

   No findings were found as a result of applying the procedure.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2020.

   No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments.

   Not applicable as there were no adjustments reported in Form SIPC-7.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments.

   No findings were found as a result of applying the procedure.

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

   No findings were found as a result of applying the procedure.

This agreed-upon procedures engagement was conducted in accordance with the interim attestation standards of the Public Company Accounting Oversight Board (United States) and the attestation standards established by the American Institute of Certified Public Accountants. We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an



Ernst & Young LLP
1775 Tysons Blvd
Tysons, VA

Tel: +1 703 747 1000
Fax: +1 703 747 0100
ey.com

opinion or conclusion, respectively, on whether Hannon Armstrong Securities, LLC's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2020. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

March 24, 2021